Exhibit 99.1

Pembina Pipeline Corporation Reports Third Quarter 2016 Results

Delivering growth and strong financial performance with continued success in capital program execution

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, AB, November 3, 2016 - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2016.

Financial Overview

($ millions, except where noted)	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
	2016	2015	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)(2)	643	600	654	612
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	975	880	975	880
Gas Services revenue volumes (mboe/d) net to Pembina(2)(3)	149	115	131	112
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	136	109	136	114
Total volume (mboe/d)(3)	1,903	1,704	1,896	1,718
Revenue	970	1,026	3,014	3,393
Net revenue(4)	427	374	1,250	1,100
Operating margin(4)	317	271	959	814
Gross profit	246	201	731	629
Earnings	120	113	335	276
Earnings per common share - basic and diluted (dollars)	0.25	0.29	0.73	0.70
Adjusted EBITDA(4)	287	245	847	714
Cash flow from operating activities	247	187	791	516
Cash flow from operating activities per common share - basic (dollars)(4)	0.63	0.54	2.05	1.51
Adjusted cash flow from operating activities(4)	250	209	694	598
Adjusted cash flow from operating activities per common share - basic (dollars)(4)	0.64	0.60	1.80	1.75
Common share dividends declared	188	158	547	460
Preferred share dividends declared	20	14	50	35
Dividends per common share (dollars)	0.48	0.46	1.42	1.34
Capital expenditures	537	478	1,292	1,363
Acquisition			566

	3 Months Ended September 30 (unaudited)				9 Months Ended September 30 (unaudited)
	2016		2015		2016		2015
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	183	121	159	92	535	376	465	292
Oil Sands & Heavy Oil	49	36	52	33	148	103	157	103
Gas Services	72	52	54	39	189	135	157	111
Midstream(5)	122	106	109	105	378	338	321	304
Corporate	1	2		2		7		4
Total	427	317	374	271	1,250	959	1,100	814
(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Pembina Pipeline Corporation

Highlights

•	Generated third quarter and year-to-date earnings of $120 million and $335 million, a six and 21 percent increase, respectively, over the same periods of the prior year;
•	Adjusted EBITDA was $287 million in the third quarter and $847 million year-to-date, 17 percent and 19 percent higher than the third quarter and first nine months of 2015;
•	Cash flow from operating activities increased by 32 percent and 53 percent to $247 million and $791 million while adjusted cash flow from operating activities increased by 20 percent and 16 percent to $250 million and $694 million compared to the third quarter and first nine months of 2015;
•	On a per share (basic) basis during the three and nine months ended September 30, 2016, cash flow from operating activities increased 17 percent and 36 percent, respectively, and adjusted cash flow from operating activities increased seven percent and three percent, respectively, compared to the same periods of the prior year;
•	Completed previously announced expansions of both the Vantage and Horizon pipeline systems under-budget; and
•	Raised $500 million of gross proceeds through the issuance of senior unsecured Series 7 medium-term notes.

"I'm pleased with our quarterly results during a time in which we are undertaking an unprecedented volume of construction activities at Pembina," said Mick Dilger, Pembina's President and Chief Executive Officer. "We continue to experience success in executing our large capital program while maintaining our focus on safe and reliable operations. With a strong balance sheet in hand, we are well-positioned to complete the remainder of our secured growth portfolio and enhance long-term shareholder value."

New Developments in 2016 and Growth Projects Update

•	Pembina's $2.4 billion Phase III Expansion is now approximately 50 percent complete and construction is underway on the largest section of the project between Fox Creek, Alberta and Namao, Alberta;
•	Secured regulatory approval for Pembina's 100 MMcf/d Duvernay I facility and progressed development of the supporting infrastructure;
•	Construction activity at the Company's third fractionator ("RFS III") is ongoing, with mechanical construction 75 percent complete;

•	Progressed development of terminalling infrastructure at Pembina’s Redwater site in support of North West Redwater Partnership’s planned refinery;
•	Completed 70 percent of civil work associated with Pembina's Canadian Diluent Hub and advanced development of further interconnectivity between Pembina's existing Conventional and Midstream infrastructure; and
•	Pembina and Petrochemical Industries Company K.S.C. ("PIC"), a subsidiary of the Kuwait Petroleum Corporation, have completed their detailed technical, financial and commercial study regarding the development of a combined propane dehydrogenation ("PDH") and polypropylene ("PP") upgrading facility in Alberta (the "PDH and PP Facility"). Pembina and PIC are jointly evaluating the study findings and expect to make a decision on proceeding to Front End Engineering Design by the end of 2016.

Third Quarter Dividends

•	Declared and paid dividends of $0.16 per qualifying common share in July, August and September 2016 for the applicable record dates; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.5002 to shareholders on record as of August 1, 2016.
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Third Quarter 2016 Conference Call & Webcast

Pembina will host a conference call on Friday, November 4, 2016 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the third quarter of 2016. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 11, 2016 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 92805628.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1102324&s=1&k=B668FDE0C802236008BA502A98896DE9 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; and anticipated synergies between acquired assets, assets under development and existing assets of the Company.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

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Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue (operating margin, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA)), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share") and total enterprise value, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

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Other issuers may calculate the Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended September 30, 2016, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

For further information:

Investor Relations

Scott Burrows, Vice President, Finance & Chief Financial Officer

(403) 231-3156

1-855-880-7404

E-mail: investor-relations@pembina.com

www.pembina.com

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Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 3, 2016 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended September 30, 2016 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2015. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

Readers should refer to page 29 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.

Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Preserve value by providing safe, responsible, cost-effective and reliable services;
•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;
•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and
•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

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Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)	643	600	654	612
Oil Sands & Heavy Oil contracted capacity (mbpd)	975	880	975	880
Gas Services revenue volumes (mboe/d) net to Pembina(1)(2)	149	115	131	112
Midstream NGL sales volumes (mbpd)	136	109	136	114
Total volume (mboe/d)	1,903	1,704	1,896	1,718
Revenue	970	1,026	3,014	3,393
Net revenue(3)	427	374	1,250	1,100
Operating expenses	109	111	296	316
Realized loss (gain) on commodity-related derivative financial instruments	1	(8)	(5)	(30)
Operating margin(3)	317	271	959	814
Depreciation and amortization included in operations	72	67	200	176
Unrealized loss on commodity-related derivative financial instruments	(1)	3	28	9
Gross profit	246	201	731	629
General and administrative expenses (excluding depreciation)	37	27	131	107
Net finance costs	34	10	115	49
Current tax expense	(5)	15	38	60
Deferred tax expense	53	15	93	108
Earnings	120	113	335	276
Earnings per common share - basic and diluted (dollars)	0.25	0.29	0.73	0.70
Adjusted EBITDA(3)	287	245	847	714
Cash flow from operating activities	247	187	791	516
Cash flow from operating activities per common share - basic (dollars)(3)	0.63	0.54	2.05	1.51
Adjusted cash flow from operating activities(3)	250	209	694	598
Adjusted cash flow from operating activities per common share - basic (dollars)(3)	0.64	0.60	1.80	1.75
Common share dividends declared	188	158	547	460
Dividends per common share (dollars)	0.48	0.46	1.42	1.34
Preferred share dividends declared	20	14	50	35
Capital expenditures	537	478	1,292	1,363
Acquisition			566
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(3)	Refer to "Non-GAAP Measures."

Pembina generated solid financial and operational results in the third quarter of 2016. Revenue in the third quarter of 2016 was $970 million compared to $1.0 billion for the same period in 2015. Year-to-date revenue was $3.0 billion for 2016 compared to $3.4 billion for the same period in 2015. Despite increased volumes, the reduction in revenue for the quarter and year-to-date is largely a result of a lower average commodity price environment in 2016. Net revenue (revenue less cost of goods sold including product purchases) was $427 million for the third quarter of 2016, compared to $374 million in the same period of 2015 and $1,250 million year-to-date in 2016 compared to $1,100 million for the same period in 2015. These increases were driven by higher revenue volumes from new assets being placed into service in the Company's Midstream, Conventional Pipelines and Gas Services businesses. Lower costs of goods sold in the current year overall also contributed to the increase in net revenue.

Operating expenses were $109 million for the third quarter of 2016 compared to $111 million during the same period of 2015. For the nine months ended September 30, 2016, operating expenses were $296 million compared to $316 million in the same period of 2015. These decreases were primarily related to lower integrity expenses.

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Pembina Pipeline Corporation

During the third quarter of 2016, operating margin increased 17 percent to $317 million compared to $271 million in the third quarter of 2015 driven by stronger performance across all businesses. For the first nine months of 2016, operating margin was $959 million compared to $814 million for the same period of 2015. The increase was primarily due to stronger performance in the Company's Conventional Pipelines, Midstream and Gas Services businesses.

Depreciation and amortization included in operations during the third quarter of 2016 was $72 million compared to $67 million for the same period in 2015. This increase was largely due to the year-over-year growth in Pembina's asset base associated with the Company's new in-service gas processing and fractionation plants. For the nine months ended September 30, 2016, depreciation and amortization included in operations increased to $200 million compared to $176 million in the first nine months of 2015. The increase is as a result of the year-over-year growth in Pembina's asset base with the Company's pipeline system expansions and new in-service gas processing and fractionation plants.

Gross profit for the third quarter of 2016 was $246 million compared to $201 million during the third quarter of 2015. This 22 percent increase was a result of increased operating margin, which was somewhat offset by increased depreciation and amortization included in operations. For the nine months ended September 30, 2016, gross profit was $731 million compared to $629 million in the first nine months of 2015. This increase was driven by higher operating margin and a gain on the unrealized market-to-market positions of commodity-related derivative financial instruments, partially offset by increased depreciation and amortization included in operations.

For the three-month period ended September 30, 2016, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $37 million compared to $27 million during the comparable period of 2015. This increase was largely due to an increase in the Company's long-term incentive plan liability as a result of an increase in share price in the current year compared to a decrease in the previous year. Year-to-date, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $131 million compared to $107 million in the prior year. This increase is largely due to the same reasons described above, as well as higher rent expense as a result of non-cash and non-recurring rental adjustments totalling $11 million recognized year-to-date.

The Company's earnings were $120 million ($0.25 per common share - basic and diluted) during the third quarter of 2016 compared to $113 million ($0.29 per common share - basic and diluted) in the same period of 2015. Higher gross profit was partially offset by higher net finance costs, taxes and general and administrative expenses. Earnings attributable to common shareholders net of dividends attributable to preferred shareholders during the third quarter of 2016 were $100 million (2015: $99 million) consistent with the previous year. Earnings were $335 million ($0.73 per common share - basic and diluted) during the first nine months of 2016 compared to $276 million ($0.70 per common share - basic and diluted) during the same period of the prior year. The year-to-date increase was due to higher gross profit and lower taxes, partially offset by higher net finance costs and general and administrative expense. On a year-to-date basis, earnings attributable to common shareholders net of dividends attributable to preferred shareholders were $282 million (2015: $238 million) due to the factors described above.

Pembina generated Adjusted EBITDA of $287 million and $847 million during the third quarter and first nine months of 2016 compared to $245 million and $714 million for the same periods in 2015. These 17 percent and 19 percent respective increases were due to higher gross profit, partially offset by higher general and administrative expenses, as discussed above.

Net finance costs incurred during the third quarter of 2016 were $34 million compared to $10 million for the same period in 2015. This increase was primarily due to fluctuations in the fair value of the conversion feature, associated with changes in share price, on the Series F, and in the third quarter of 2015, the Series E, convertible debentures (the "Conversion Feature"). In the third quarter of 2016, Pembina recognized a loss on revaluation of the Conversion Feature of $3 million compared to a gain of $30 million for the same period of 2015. In addition, interest expense was lower by $9 million as a result of lower interest expense on convertible debentures of $14 million, partially offset by an increase in interest on loans and borrowings of $4 million. For the first nine months of 2016, net finance costs were $115 million compared to $49 million for the first nine months of 2015. This increase is largely attributable to the revaluation of the Conversion Feature identified above. In the first nine months of 2016, Pembina recognized a loss on revaluation of $32 million compared to a gain on revaluation of $40 million in the first nine months of 2015. Interest expense for the first nine months of 2016 was $82 million compared to $90 million in the comparable prior period. This decrease was due to a decrease in interest expense on convertible debentures of $23 million, partially offset by an increase in interest on loans and borrowings of $14 million.

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Income tax expense for the third quarter of 2016 totalled $48 million, including a current tax recovery of $5 million offset by deferred tax of $53 million, compared to income tax expense of $30 million in 2015, including current tax of $15 million and deferred tax of $15 million. Current tax expense for 2016 was lower than the comparable period in 2015 predominantly due to lower taxable income, partially offset by an increase in the corporate income tax rate. The increase in deferred tax expense in 2016 is due to the utilization of tax depreciation to reduce current tax as described above. Income tax expense was $131 million for the nine months ended September 30, 2016, including current taxes of $38 million and deferred taxes of $93 million, compared to income tax expense of $168 million in 2015, including current taxes of $60 million and deferred taxes of $108 million, in the same period of 2015. These decreases are due to the same factors noted above.

Cash flow from operating activities for the quarter ended September 30, 2016 was $247 million ($0.63 per common share - basic) compared to $187 million ($0.54 per common share - basic) during the third quarter of 2015. This increase was primarily due to higher gross profit, lower cash taxes paid and an increase in non-cash working capital. For the nine months ended September 30, 2016, cash flow from operating activities was $791 million ($2.05 per common share - basic) compared to $516 million ($1.51 per common share - basic) during the same period last year, largely as a result of greater gross profit, a reduction in non-cash working capital and lower cash taxes paid.

Adjusted cash flow from operating activities for the third quarter of 2016 was $250 million ($0.64 per common share - basic) compared to $209 million ($0.60 per common share - basic) during the third quarter of 2015. Increased cash flow from operating activities (net of changes in non-cash working capital) and reduced tax expense were partially offset by additional preferred share dividends. For the nine months ended September 30, 2016, adjusted cash flow from operating activities was $694 million ($1.80 per common share - basic) compared to $598 million ($1.75 per common share - basic). This was driven by an increase in cash flow from operations (net of changes in non-cash working capital), decreased tax expense and share based payments and offset by higher preferred share dividends.

2016 per common share metrics were also impacted by increased common shares outstanding due to the DRIP, the common share offering and share-based payment transactions which were issued to partially fund Pembina's capital program and the acquisition of a 250 MMcf/d gas processing plant and associated midstream infrastructure from Paramount Resources.

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Operating Results

	3 Months Ended September 30 (unaudited)				9 Months Ended September 30 (unaudited)
	2016		2015		2016		2015
($ millions)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)
Conventional Pipelines	183	121	159	92	535	376	465	292
Oil Sands & Heavy Oil	49	36	52	33	148	103	157	103
Gas Services	72	52	54	39	189	135	157	111
Midstream(2)	122	106	109	105	378	338	321	304
Corporate	1	2		2		7		4
Total	427	317	374	271	1,250	959	1,100	814
(1)	Refer to "Non-GAAP Measures."
(2)	The amounts presented for Midstream consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Conventional Pipelines

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
Revenue volumes (mbpd)(1)	643	600	654	612
Revenue	183	159	535	465
Operating expenses	61	66	156	172
Realized loss on commodity-related derivative financial instruments	1	1	3	1
Operating margin(2)	121	92	376	292
Depreciation and amortization included in operations	26	24	76	62
Unrealized loss (gain) on commodity-related derivative financial instruments		2	(1)
Gross profit	95	66	301	230
Capital expenditures	286	251	663	705
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a strategically located 9,400 km pipeline network that transports hydrocarbon liquids and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible, reliable and cost-effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding the Company's pipeline systems, managing revenue and following a disciplined approach to operating expenses.

Operational Performance

During the third quarter of 2016, Conventional Pipelines' revenue volumes averaged 643 mbpd. This represents an increase of seven percent compared to the same period of 2015, when revenue volumes were 600 mbpd. On a year-to-date basis, revenue volumes averaged 654 mbpd in 2016 compared to 612 mbpd in 2015. Higher volumes resulted from the completion of Pembina's Peace and Northern Phase II expansion (the "Phase II Expansion") which includes (i) the crude oil and condensate expansion, which was placed into service in April 2015, and (ii) the NGL expansion, which was placed into service in September 2015. These expansions have allowed for the receipt of higher revenue volumes at Pembina's existing connections and truck terminals, as well as increased volumes from other connections that were commissioned throughout 2015 and during 2016. Higher year-to-date revenue volumes on the Vantage pipeline also contributed to the increase. Slightly offsetting this increase were third-party outages and flooding, which impacted the Company's Western System, along with scheduled and unscheduled outages at some of Pembina's gas services assets (see "Gas Services: Operational Performance").

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Financial Performance

During the third quarter of 2016, Conventional Pipelines generated revenue of $183 million, 15 percent higher than the $159 million generated in the same quarter of the previous year. For the first nine months of 2016, revenue was $535 million compared to $465 million for the same period in 2015. These increases resulted from higher volumes associated with the Phase II Expansion, new connections and laterals being placed into service and increased Vantage pipeline revenues which benefited from a higher U.S. dollar exchange rate.

During the third quarter of 2016, operating expenses of $61 million were lower than the $66 million recognized in the third quarter of 2015. Lower integrity spending during the quarter was partially offset by higher repairs and maintenance, labour, geotechnical and other field expenses. For the nine months ended September 30, 2016, operating expenses were $156 million compared to $172 million in the same period of 2015. This decrease was primarily the result of lower integrity and geotechnical spending on Pembina's systems in 2016 driven by a reduction in the scheduled work required in the first nine months of the current year than was required in the comparable prior period, as well as lower environmental expenses. These decreases were partially offset by higher operating expenses relating to Pembina's system expansions including higher general repairs and maintenance expenses, increased labour and increased power costs.

Operating margin was $121 million in the third quarter of 2016 as compared to $92 million for the same period of 2015. For the first nine months of 2016, operating margin was $376 million, $84 million higher than the $292 million recorded for the first nine months of 2015. Both increases were a result of higher revenues combined with lower operating expenses.

Depreciation and amortization included in operations during the third quarter of 2016 was $26 million, comparable to the $24 million recognized during the same period of the prior year. Depreciation and amortization included in operations for the nine months ended September 30, 2016 was $76 million compared to $62 million in the first nine months of 2015. The year-to-date increase in 2016 was due to additional in-service assets relating to Pembina's system expansions.

For the three and nine months ended September 30, 2016, gross profit was $95 million and $301 million, respectively, compared to $66 million and $230 million for the same periods of 2015. These increases were due to higher operating margin partially offset by increased depreciation and amortization included in operations.

Capital expenditures for the third quarter and first nine months of 2016 totalled $286 million and $663 million, respectively, compared to $251 million and $705 million for the same period of 2015. The majority of this spending related to Pembina's ongoing pipeline expansion projects which are described below.

New Developments

Pembina has secured 777 mbpd of long-term, firm-service contracts for the transportation of crude oil, condensate and NGL across its Conventional Pipelines business, once all expansions noted below are placed into service.

Pembina has completed approximately 50 percent of the overall Phase III pipeline expansion program (the "Phase III Expansion"). A portion of the project construction between Kakwa and Wapiti, Alberta, was completed during the third quarter and construction continues on the Fox Creek to Namao project. Once complete, the Phase III Expansion is expected to provide a combined initial capacity of 420 mbpd between Fox Creek and Namao. The overall project continues to track under budget from the total capital cost of $2.4 billion and the Company expects an in-service date in mid-2017.

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Pembina Pipeline Corporation

Pembina is continuing the development of large-scale pipeline infrastructure in northeast B.C. (the "NEBC Expansion") to support the growing liquids-rich Montney resource play, which has an expected capital cost of $235 million. During the quarter Pembina received approval from the British Columbia Environmental Assessment Office and is now awaiting final approval from the BC Oil and Gas Commission. Engineering is complete and Pembina expects to begin construction in the fourth quarter of 2016 and bring the pipeline into service in late-2017, subject to final regulatory approval.

Pembina is also advancing a new $70 million pipeline lateral in the Altares area of B.C. (the "Altares Lateral") which will connect into the Company's NEBC Expansion. Subject to environmental and regulatory approvals, the Altares Lateral is expected to have an in-service date of late-2017.

Pembina placed the expansion of the Vantage pipeline system into service late in the third quarter under budget. This expansion increased the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral.

Changes to Western Pipeline System

Due to lack of customer demand, Pembina has suspended operations on the southern portion of the Western Pipeline System ("Western"). This portion of the pipeline runs approximately 440 km from Prince George, B.C. to Kamloops, B.C., where it connects into third-party infrastructure. Western was originally constructed in 1961 and has an overall capacity of approximately 31 mbpd. The impact is expected to be negligible on the Company's Conventional Pipeline business as a result of this change.

Oil Sands & Heavy Oil

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
Contracted capacity (mbpd)	975	880	975	880
Revenue	49	52	148	157
Operating expenses	13	19	45	54
Operating margin(1)	36	33	103	103
Depreciation and amortization included in operations	4	4	13	13
Gross profit	32	29	90	90
Capital expenditures	40	5	119	12
(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of synthetic crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Limited's Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 975 mbpd of contracted capacity, under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is typically not significantly sensitive to fluctuations in operating expenses or actual throughput.

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Pembina Pipeline Corporation

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $49 million in the third quarter of 2016 compared to $52 million in the third quarter of last year. Year-to-date, revenue in 2016 was $148 million compared to $157 million for the first nine months of 2015. Operating expenses are eligible to be recovered under Pembina's contractual arrangements with its customers and therefore the reduction in operating expenses from the comparable periods, as discussed below, directly impacted revenue. In addition to the variance in operating expenses, lower revenue reflects lower interruptible revenue, partially offset by increased revenue as a result of the completion of the Horizon Expansion during the quarter (as described below).

Operating expenses were $13 million for the three months ended September 30, 2016 compared to $19 million for the same period in 2015. For the first nine months of 2016, operating expenses were $45 million compared to $54 million for the same period in the prior year. These decreases are attributable to lower power costs and a reduction in scheduled integrity work.

For the third quarter ended September 30, 2016, operating margin was $36 million compared to $33 million for the same period in 2015. This increase is predominantly due to the expansion discussed below, partially offset by lower interruptible volume. Year-to-date, operating margin of $103 million is comparable to the same period in 2015.

Depreciation and amortization included in operations during the third quarter and first nine months of 2016 was $4 million and $13 million, also consistent with the same periods of 2015.

For the three and nine months ended September 30, 2016, gross profit was $32 million and $90 million compared to $29 million and $90 million during the three and nine months ended September 30, 2015 as a result of the factors discussed above.

Capital expenditures for the three and nine months ended September 30, 2016 totalled $40 million and $119 million, respectively, compared to $5 million and $12 million for the same periods in 2015. The spending in 2016 and 2015 related to the expansion of the Horizon Pipeline (as discussed below) as well as an expansion of the Cheecham Lateral and sustainment activities.

New Developments

The expansion of the Company's existing Horizon Pipeline System (the "Horizon Expansion") was declared in-service on July 1, 2016. The Horizon Expansion increased the pipeline's capacity to 250 mbpd, through upgrading mainline pump stations and other facility modifications. The total cost of the project is slightly under budget.

In addition, an expansion of the Cheecham Lateral was placed into service on September 30, 2016, increasing the contracted capacity from 136 mbpd to 230 mbpd. The expected cost of this expansion was approximately $18 million, and as with other systems in this business, Pembina will earn a fixed return on the capital invested.

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Pembina Pipeline Corporation

Gas Services

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
Revenue volumes (MMcf/d) net to Pembina(1)(2)	894	690	788	672
Revenue volumes (mboe/d)(3) net to Pembina(1)	149	115	131	112
Revenue	72	54	189	157
Operating expenses	20	15	54	46
Operating margin(4)	52	39	135	111
Depreciation and amortization included in operations	15	9	37	24
Gross profit	37	30	98	87
Capital expenditures	37	73	108	209
Acquisition			566
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(3)	Revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in western Canada and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, shallow cut processing and both sweet and sour deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through the facilities in this business are transported by Pembina's Conventional Pipelines business on its Peace and Vantage pipeline systems. A portion of the volumes are further processed at Pembina's fractionation facilities. Operating assets within Gas Services include:

•	Pembina's Cutbank complex (the "Cutbank Complex") - located near Grande Prairie, Alberta; includes six shallow cut sweet gas processing plants: (i) the Cutbank gas plant; (ii) the Musreau gas plant ("Musreau I"); (iii) the Musreau II facility ("Musreau II"); (iv) the Musreau III facility ("Musreau III"); (v) the Kakwa gas plant; and (vi) the recently acquired Kakwa River facility (the "Kakwa River Facility"), which includes 200 MMcf/d of integrated sour shallow and deep cut processing capacity and 50 MMcf/d of sweet shallow cut processing capacity. The complex also includes one deep cut gas processing plant (the "Musreau Deep Cut Facility"). In total, the Cutbank Complex has 675 MMcf/d (618 MMcf/d net to Pembina) of shallow cut sweet gas processing capacity, 205 MMcf/d of sweet deep cut extraction capacity and 200 MMcf/d of integrated shallow and deep cut sour gas processing capacity. The Cutbank Complex also includes approximately 450 km of gas pipelines and nine field compression stations.
•	Pembina's Saturn complex (the "Saturn Complex") - located near Hinton, Alberta; includes two identical 200 MMcf/d deep cut sweet gas processing plants (the "Saturn I" and "Saturn II" facilities) for a total of 400 MMcf/d of deep cut extraction capacity, as well as 25 km of gathering pipelines.
•	Pembina's Resthaven facility ("Resthaven", including the "Resthaven Expansion") - located near Grande Cache, Alberta; includes 300 MMcf/d (gross) of integrated shallow and deep cut sweet gas processing capacity, as well as 30 km of gathering pipelines.
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Pembina Pipeline Corporation

•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") - located to service the southeast Saskatchewan Bakken region; has deep cut sweet gas processing capacity of up to 60 MMcf/d and ethane fractionation capabilities up to 4,500 bpd and a 104 km ethane delivery pipeline.

Operational Performance

Within its Gas Services business, revenue volumes, net to Pembina, were 894 MMcf/d during the third quarter of 2016, higher than the 690 MMcf/d recorded during the third quarter of 2015. On a year-to-date basis in 2016, volumes have increased 17 percent to 788 MMcf/d compared to 672 MMcf/d in the first nine months of 2015. Revenue volumes were positively impacted by: the acquisition of the Kakwa River Facility in the second quarter of 2016; new assets that went into service in the third quarter of 2015 at the Saturn Complex and the SEEP facility, and the completion of Musreau III and the Resthaven Expansion which came into service in April 2016. Partially offsetting these increases were scheduled and unscheduled integrity outages at the Resthaven Gas Plant which started in the fourth quarter of 2015 and impacted portions of 2016 as well as a fire incident at the Saturn Complex which took 200 MMcf/d of the total capacity of 400 MMcf/d out of service from May 17, 2016 to August 8, 2016. Insurance claims are pending for the insurable portion of the lost revenue.

Financial Performance

Gas Services contributed $72 million in revenue during the third quarter of 2016 compared to $54 million in the third quarter of 2015. For the first nine months of the year, revenue was $189 million compared to $157 million in the same period of 2015. These 33 percent and 20 percent increases in revenue are primarily a result of the acquisition of the Kakwa River Facility and the new assets that went into service at the Saturn Complex and the SEEP facility, and the completion of Musreau III and the Resthaven Expansion, partially offset by outages at the Resthaven Gas Plant and the Saturn Complex.

During the third quarter of 2016, Gas Services incurred operating expenses of $20 million compared to $15 million in the third quarter of 2015. Year-to-date operating expenses totalled $54 million in 2016 compared to $46 million in the same period of 2015. These increases are due to additional operating costs associated with the Kakwa River Facility, the addition of Saturn II and SEEP in the third quarter of 2015, and the completion of Musreau III and the Resthaven Expansion, which were placed into service in April 2016.

Gas Services realized operating margin of $52 million in the third quarter and $135 million in the first nine months of 2016 compared to $39 million and $111 million during the same periods of the prior year. These increases are a result of the increases in revenue partially offset by the increase in operating expenses.

Depreciation and amortization included in operations during the third quarter and first nine months of 2016 totalled $15 million and $37 million, respectively, compared to $9 million and $24 million during the same periods of the prior year. These increases were primarily attributable to the addition of new assets.

For the three months ended September 30, 2016, gross profit was $37 million compared to $30 million in the same period of 2015. On a year-to-date basis, gross profit was $98 million compared to $87 million during the first nine months of the prior year. These increases were due to increased operating margin partially offset by increased depreciation expense.

Capital expenditures, not including acquisitions, for the third quarter and first nine months of 2016 totalled $37 million and $108 million, respectively, compared to $73 million and $209 million for the same periods of 2015. Capital spending in 2016 was largely to advance and substantially complete construction at Musreau III and the Resthaven Expansion as well as to progress the development of Duvernay I (defined below in "New Developments"). In 2015, capital spending was largely to finalize construction at SEEP and Saturn II, as well as to advance construction at Musreau III and the Resthaven Expansion.

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Pembina Pipeline Corporation

New Developments

Pembina is progressing development of its 100 MMcf/d (gross) (75 MMcf/d net) shallow cut gas plant ("Duvernay I") at an expected capital cost of $125 million ($97 million net to Pembina). Pembina has received Alberta Energy Regulator ("AER") approval for the gas plant and the associated sales gas pipeline. Engineering is 80 percent complete and all major equipment has been ordered. Site grading is complete and piling is expected to be complete by the end of the year. The Company anticipates bringing Duvernay I into service in the fourth quarter of 2017. Pembina is also advancing preliminary engineering on a replica Duvernay II facility in the same area.

Development continues on supporting infrastructure for Duvernay I (the "Field Hub"), which was announced earlier this year. Pembina has received AER approval for a portion of the project and is anticipating the remaining approvals in the fourth quarter. The capital cost of the Field Hub has increased from $130 million to $145 million, as a result of customer requested scope changes. As the Field Hub is underpinned by a fixed return agreement, the capital cost increase will not impact Pembina's anticipated rate of return. Engineering is 35 percent complete with most of the major equipment ordered. The site has been cleared and civil work and piling is expected to be complete by the end of the year. To align with the in-service date of Duvernay I, Pembina anticipates bringing the Field Hub into service in the fourth quarter of 2017.

Once Duvernay I is in service, Pembina expects Gas Services' processing capacity to reach approximately 1.8 bcf/d, including deep cut capacity of approximately 1.1 bcf/d. The volumes from Pembina's existing Gas Services assets and those under development will be processed largely on a contracted, fee-for-service basis and result in condensate and NGL to be transported for additional toll revenue on Pembina's Conventional Pipelines.

Midstream

	3 Months Ended September 30(1) (unaudited)		9 Months Ended September 30(1) (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
NGL sales volumes (mbpd)	136	109	136	114
Revenue	693	791	2,229	2,690
Cost of goods sold	571	682	1,851	2,369
Net revenue(2)	122	109	378	321
Operating expenses	16	13	48	48
Realized gain on commodity-related derivative financial instruments		(9)	(8)	(31)
Operating margin(2)	106	105	338	304
Depreciation and amortization included in operations	27	30	74	76
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)	1	29	9
Gross profit	80	74	235	219
Capital expenditures	171	137	392	397
(1)	Share of profit or loss of investment in equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include terminalling at a downstream hub location at the Pembina Nexus Terminal ("PNT"), which features storage, terminals and pipeline connectivity. PNT includes 21 inbound pipeline connections and 13 outbound pipeline connections to approximately 1.2 mmbpd of crude oil and condensate supply connected to the terminal and approximately 900 mbbls of above ground storage in and around the Edmonton, Alberta area. Additionally, crude oil midstream assets include 14 truck terminals.
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Pembina Pipeline Corporation

•	NGL midstream includes two vertically integrated NGL operating systems - Redwater West and Empress East (as defined below).
°	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; two 73 mbpd NGL fractionators ("RFS I and RFS II") and 8.3 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products.
°	The Empress East NGL system ("Empress East") includes 2.1 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.3 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale. Storage and terminalling services are also provided to customers at the Corunna site.

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina's MD&A for the year ended December 31, 2015 for more information.

Operational & Financial Performance

In the Midstream business, revenue was $693 million and $2.2 billion during the third quarter and first nine months of 2016, respectively, compared to $791 million and $2.7 billion in the same periods of 2015. The decreases in revenue for the quarter and year-to-date are largely a result of a lower average commodity price environment in the current year compared to the prior year. Pembina's Midstream business generated net revenue of $122 million during the third quarter of 2016 compared to $109 million during the third quarter of 2015. Year-to-date net revenue was $378 million in 2016 compared to $321 million in 2015. This increased net revenue was largely the result of the start-up of RFS II as well as a stable-to-improving commodity price environment within the current year partially offset by a more challenging commodity price environment for crude oil midstream and timing of realized storage revenue.

Operating expenses during the third quarter of 2016 were $16 million compared to $13 million in the third quarter of 2015. This increase was largely due to higher operating expenses associated with the start-up of RFS II and increased integrity and transportation costs. Operating expenses for the first nine months were $48 million, consistent with the same period of 2015.

Operating margin was $106 million during the third quarter of 2016 and $338 million during the first nine months of the year compared to $105 million and $304 million in the comparable periods of 2015. These increases were primarily due to the same factors discussed above.

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Pembina Pipeline Corporation

The Company's crude oil midstream operating margin was $29 million in the third quarter of 2016 compared to $43 million for the same period in 2015. The decrease is because of lower commodity-related margins, largely a result of a more challenging commodity price environment and timing of storage revenue. For the first nine months of the year, crude oil midstream operating margin totalled $116 million compared to $133 million during the same period of the prior year. The decrease in the first nine months of 2016 compared to the same period in 2015 is due to the same factors noted above.

Operating margin for Pembina's NGL midstream activities was $77 million for the third quarter of 2016 compared to $62 million for the third quarter of 2015. For the nine months ended September 30, 2016, operating margin was $222 million compared to $171 million for the same period of 2015. These increases were primarily due to the start-up of RFS II, as well as product margin increases for propane and butane notably at Empress East, offset by higher rail transportation costs.

Depreciation and amortization included in operations for Pembina's Midstream business was $27 million and $74 million in the third quarter and first nine months of 2016, respectively, relatively consistent with the $30 million and $76 million for the same periods of 2015.

For the three and nine months ended September 30, 2016, gross profit in this business was $80 million and $235 million compared to $74 million and $219 million during the same periods in 2015. These increases were due to the same factors discussed above in respect of operating margin.

Capital expenditures for the third quarter and first nine months of 2016 totalled $171 million and $392 million compared to $137 million and $397 million for the same periods of 2015. Capital spending in this business in the first nine months of 2016 was primarily directed towards the development and completion of RFS III and further development of the projects outlined in the "New Developments" section below, as well as the completion of above ground storage tanks at the Edmonton North Terminal ("ENT"). Capital spending in this business in the third quarter and first nine months of 2015 was primarily directed towards the development of RFS II, RFS III and NGL storage caverns and associated infrastructure. Capital was also deployed to progress above ground storage at ENT and the preliminary work for the Canadian Diluent Hub ("CDH").

New Developments

Pembina and Petrochemical Industries Company K.S.C. ("PIC"), a subsidiary of the Kuwait Petroleum Corporation, have completed their detailed technical, financial and commercial study regarding the development of a combined propane dehydrogenation ("PDH") and polypropylene ("PP") upgrading facility in Alberta (the "PDH and PP Facility"). Pembina and PIC are jointly evaluating the study findings and expect to make a decision on proceeding to Front End Engineering Design by the end of 2016.

In addition to the proposed PDH and PP Facility, Pembina continues to evaluate multiple potential sites for the development of a North American west coast propane export terminal with the goal of providing market access solutions for its customers.

Pembina is advancing construction at RFS III, its 55 mbpd propane-plus third fractionator at Redwater. All detailed engineering is now complete and major equipment has arrived on site. Overall mechanical construction is 75 percent complete and the project continues to trend on-budget at an estimated cost of $400 million and on-time for a third quarter 2017 in-service date.

Pembina is continuing construction in support of infrastructure to provide terminalling services for the North West Redwater Partnership ("North West") for the planned refinery. Detailed engineering and procurement activities are 85 percent complete and 80 percent of material and equipment have been received on site. The storage services are expected to be in service in early 2017, with the remaining facilities to be phased-in with final completion expected by late 2017.

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Pembina Pipeline Corporation

During the quarter, Pembina's Board of Directors approved development of a co-generation facility to be integrated with RFS II and RFS III for an estimated capital cost of $120 million. Detailed engineering and initial regulatory applications are in progress. Subject to regulatory and environmental approval, the project is anticipated to be in-service in the fourth quarter of 2018.

Pembina is also progressing construction of CDH, with civil work in support of above ground storage construction at 70 percent complete and engineering and procurement at over 80 percent complete. Pipeline connectivity between Pembina's Conventional Pipelines' infrastructure and existing third-party connectivity at the Company's Redwater site is under development. The project has a targeted in-service date of mid-2017 to align with the in-service date of the Phase III Expansion and is trending under budget.

Pembina closed the purchase of approximately 2,200 acres of lands in the Alberta Industrial Heartland to the northwest of Pembina's existing Redwater facilities for $60 million. Pembina plans to use the lands for future strategic fee-for-service infrastructure development such as additional fractionation and associated services and is also considering the land, along with the Company's Heartland site, for use in association with its potential PDH and PP Facility.

Financing Activity

On January 15, 2016, Pembina closed a $170 million offering of 6.8 million cumulative redeemable minimum rate reset class A preferred shares, Series 11 (the "Series 11 Preferred Shares") at a price of $25.00 per share. The Series 11 Preferred Shares began trading on the Toronto Stock Exchange on January 15, 2016 under the symbol PPL.PR.K.

On March 29, 2016, Pembina closed a bought deal offering of 10.1 million common shares at a price of $34.00 per share for aggregate gross proceeds of approximately $345 million.

On April 27, 2016, Pembina closed a $250 million offering of 10 million cumulative redeemable minimum rate reset class A preferred shares, Series 13 (the "Series 13 Preferred Shares") at a price of $25.00 per share. The Series 13 Preferred Shares began trading on the Toronto Stock Exchange on April 27, 2016 under the symbol PPL.PR.M.

On August 11, 2016, Pembina closed an offering of $500 million of senior unsecured Series 7 medium-term notes (the "Series 7 Notes"). The Series 7 Notes have a fixed coupon of 3.71 percent per annum, paid semi-annually, and mature on August 11, 2026.

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Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	September 30, 2016 (unaudited)	December 31, 2015
Working capital(1)	(148)	37
Variable rate debt(2)
Bank debt	26	25
Total variable rate debt outstanding (average of 1.9%)	26	25
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	3,200	2,700
Total fixed rate debt outstanding (average of 4.4%)	3,667	3,167
Convertible debentures(2)	148	149
Finance lease liability	13	12
Total debt and debentures outstanding	3,854	3,353
Cash and unutilized debt facilities	2,542	2,031
(1)	As at September 30, 2016, working capital includes $6 million (December 31, 2015: $5 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. Pembina's business model is largely comprised of cash flow derived from fee-for-service arrangements, and the Company has an ongoing counterparty risk management program which continues to help mitigate the impact of the industry downturn. Pembina believes that its reliable cash flow, limited commodity exposure (with the exception of portions of its Midstream business) and strong credit profile will enable it to preserve its financial strength into the foreseeable future, particularly as the Company brings over $5 billion of long-term, primarily fee-for-service-based projects into service throughout the 2016 to late 2017 timeframe. In the short term, Pembina expects to source funds required for capital projects from cash and cash equivalents, its credit facility, the DRIP and by accessing the debt and equity capital markets, as required. Based on its successful access to financing in the debt and equity markets over the past several years and recently, Pembina believes it should continue to have access to funds, despite the weakened industry and commodity price environment. Refer to "Risk Factors - Additional Financing and Capital Resources" in Pembina's Annual MD&A for the year ended December 31, 2015 and "Counterparty Credit Risk" in note 23 of the Annual Consolidated Financial Statements for more information. Management remains satisfied that the leverage employed in Pembina's capital structure, of which a significant portion is used to fund assets under construction which will not contribute to the results until they come into service, is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances may include guarantees, letters of credit and cash. Letters of credit are held on $117 million (December 31, 2015: $68 million) of customer trade receivables.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2015: $2.0 billion) revolving credit facility which includes a $250 million accordion feature, which matures in May 2020 and an operating facility of $30 million (December 31, 2015: $30 million) due in May 2017, which was renewed in April 2016 and is typically renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (December 31, 2015: nil to 1.25 percent) or Bankers' Acceptances and LIBOR rates plus 1.00 percent to 2.25 percent (December 31, 2015: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at September 30, 2016, Pembina had $2.5 billion (December 31, 2015: $2.0 billion) of cash and unutilized debt facilities. At September 30, 2016, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $3.7 billion (December 31, 2015: $3.2 billion). Pembina's senior loans and borrowings to total consolidated capitalization at September 30, 2016 was 31 percent (December 31, 2015: 30 percent). Pembina also had an additional $30 million (December 31, 2015: $23 million) in letters of credit issued in a separate credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

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Pembina Pipeline Corporation

Debt Instrument	Financial Covenant(1)	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 70%
Revolving unsecured credit facility	Debt to Capital EBITDA to senior interest coverage	Maximum 65% Minimum 2.5:1.0
(1)	Terms as defined in relevant agreements.

In addition to the table above, Pembina has additional customary covenants on its unsecured debt. Pembina was in compliance with all covenants under its notes and facilities as at the quarter ended September 30, 2016 (December 31, 2015 - in compliance) and as of this date, is not at risk of breaching its covenants.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5, Series 7, Series 9, Series 11 and Series 13 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares, Series 1, Series 3, Series 5, Series 7, Series 9, Series 11 and Series 13 is P-3 (High).

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Pembina Pipeline Corporation

Capital Expenditures

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2016	2015	2016	2015
Development capital
Conventional Pipelines	286	251	663	705
Oil Sands & Heavy Oil	40	5	119	12
Gas Services	37	73	108	209
Midstream	171	137	392	397
Corporate/other projects	3	12	10	40
Total development capital	537	478	1,292	1,363
Acquisition			566

For the three months ended September 30, 2016, capital expenditures, excluding acquisitions, were $537 million compared to $478 million during the same three-month period of 2015. During the first nine months of 2016, capital expenditures, excluding acquisition, were $1,292 million compared to $1,363 million during the same nine-month period in 2015. Conventional Pipelines' capital expenditures were primarily incurred to progress ongoing pipeline expansion projects. Oil Sands & Heavy Oil's capital expenditures were largely in relation to the expansion of the Horizon pipeline. Gas Services' capital was deployed to complete the Musreau III Facility, complete the Resthaven Expansion as well as progress the development of Duvernay I. Midstream's capital expenditures were primarily directed towards the completion of RFS III as well as to progress and complete the above ground storage at ENT and the preliminary work for CDH.

Contractual Obligations at September 30, 2016

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Operating and finance leases(1)	877	104	213	195	365
Loans and borrowings(2)	5,861	162	324	1,032	4,343
Convertible debentures(2)	169	9	160
Construction commitments(3)	2,714	2,030	320	49	315
Total contractual obligations(2)(4)	9,621	2,305	1,017	1,276	5,023
(1)	Includes office space, vehicles and over 3,500 rail car leases supporting future propane transportation in the Midstream business. The Company has sublet office space up to 2027 and has contracted sub-lease payments for a potential of $103 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory approval at September 30, 2016.
(4)	Pembina enters into product purchase agreements to secure future operations in the Midstream business. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Purchase price of NGL is dependent on the current market prices. Volumes and prices for these contracts cannot be reasonably determined and therefore have not been included in the contractual obligations schedule. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Phase III Expansion, RFS III, the NEBC Expansion, North West, Duvernay I, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

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Pembina Pipeline Corporation

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.

Preferred Share Dividends

The holders of Pembina's class A preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price of 97 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment equal to 101 percent of the amount of reinvested dividends (the "Premium Dividend™")1, pursuant to the "Premium Dividend™ Component" of the DRIP.

Participation in the DRIP for the third quarter and first nine months of 2016 was 61 percent and 63 percent (2015 - 61 percent and 60 percent) of common shares outstanding. Proceeds for the third quarter of 2016 totalled $115 million and $339 million year-to-date compared to $96 million and $274 million for the same periods of 2015.

Related Party Transactions

For the nine months ended September 30, 2016, Pembina had no transactions with related parties as defined in IAS 24 - Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and transactions with key management personnel in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2015. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the nine months ended September 30, 2016.

Changes in Accounting Policies

New standards adopted in 2016

There were no new standards or amendments issued by the International Accounting Standards Board ("IASB") that were adopted as of January 1, 2016.

1 TM denotes trademark of Canaccord Genuity Corp.

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Pembina Pipeline Corporation

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2016. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective January 1, 2018 and is available for early adoption. The new standard is a single financial instrument accounting standard addressing: classification and measurement (Phase I), impairment (Phase II) and hedge accounting (Phase III). The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018. The new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue; at a point in time or over time. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2018. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position. The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at September 30, 2016, as required by the Canadian securities regulatory authorities and by the U.S. Securities and Exchange Commission, and concluded that its DC&P are effective.

During the first nine months of 2016, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2015. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

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Pembina Pipeline Corporation

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Average volume
Conventional Pipelines revenue volumes(1)	643	648	670	621	600	603	633	612
Oil Sands & Heavy Oil contracted capacity	975	880	880	880	880	880	880	880
Gas Services revenue volumes (mboe/d) net to Pembina(1)(2)	149	133	113	103	115	108	113	97
Midstream NGL sales volumes	136	132	141	123	109	104	129	130
Total	1,903	1,793	1,804	1,727	1,704	1,695	1,755	1,719
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.

Selected Quarterly Financial Information

($ millions, except where noted)	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	970	1,027	1,017	1,242	1,026	1,213	1,154	1,259
Operating expenses	109	93	94	110	111	96	109	117
Cost of goods sold, including product purchases	543	598	623	835	652	862	779	955
Realized loss (gain) on commodity-related derivative financial instruments	1	9	(15)	(7)	(8)	(4)	(18)	(8)
Operating margin(1)	317	327	315	304	271	259	284	195
Depreciation and amortization included in operations	72	66	62	73	67	55	54	62
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)	13	16	(6)	3	4	2	(11)
Gross profit	246	248	237	237	201	200	228	144
Adjusted EBITDA(1)	287	291	269	269	245	228	241	172
Cash flow from operating activities	247	273	271	285	187	209	120	196
Cash flow from operating activities per common share - basic (dollars)(1)	0.63	0.70	0.72	0.79	0.54	0.62	0.35	0.58
Adjusted cash flow from operating activities(1)	250	235	209	280	209	176	213	164
Adjusted cash flow from operating activities per common share - basic(1) (dollars)	0.64	0.60	0.56	0.77	0.60	0.51	0.63	0.49
Earnings for the period	120	113	102	130	113	43	120	84
Earnings per common share - basic and diluted (dollars)	0.25	0.25	0.23	0.32	0.29	0.09	0.32	0.22
Common shares outstanding (millions):
Weighted average - basic	392	389	376	363	345	342	339	335
Weighted average - diluted	393	390	376	363	345	343	340	336
End of period	394	391	387	373	350	343	340	338
Common share dividends declared	188	187	172	168	158	154	148	146
Common share dividends declared per share (dollars)	0.4800	0.4800	0.4575	0.4575	0.4575	0.4500	0.4350	0.4350
Preferred share dividends declared	20	16	14	13	14	11	10	10
(1)	Refer to "Non-GAAP Measures."
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Pembina Pipeline Corporation

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) has supported increased revenue volumes on Pembina's existing Conventional Pipelines, Gas Services and NGL Midstream infrastructure as well as supported the development of large-scale expansions across these businesses;
•	New large-scale growth projects across Pembina's business being placed into service and the acquisitions of the Vantage pipeline and SEEP (October 2014) and the Kakwa River Facility (April 2016);
•	Significantly weaker commodity market (especially the weaker propane and butane market) during the latter part of 2014, the majority of 2015 and the early part of 2016;
•	Increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increasing the common share dividend rate, the acquisition of the Vantage pipeline and SEEP; and
•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, Adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, operating margin and total enterprise value should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

26

Pembina Pipeline Corporation

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2016	2015	2016	2015
Revenue	970	1,026	3,014	3,393
Cost of goods sold, including product purchases	543	652	1,764	2,293
Net revenue	427	374	1,250	1,100

Adjusted Earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs plus income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except per share amounts)	2016	2015	2016	2015
Earnings attributable to shareholders	120	113	335	276
Share of profit from equity accounted investees (before tax, depreciation and amortization) and Other	6	6	11	11
Net finance costs	34	10	115	49
Income tax expense	48	30	131	168
Depreciation and amortization	77	69	215	184
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)	3	28	9
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment	3	14	11	17
Transaction costs incurred in respect of acquisitions			1
Adjusted EBITDA	287	245	847	714
Adjusted EBITDA per common share - basic (dollars)	0.73	0.71	2.20	2.09

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Pembina Pipeline Corporation

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except per share amounts)	2016	2015	2016	2015
Cash flow from operating activities	247	187	791	516
Cash flow from operating activities per common share - basic (dollars)	0.63	0.54	2.05	1.51
Add (deduct):
Change in non-cash operating working capital	26	18	(3)	27
Current tax recoveries (expenses)	5	(15)	(38)	(60)
Taxes (received) paid	(1)	28	(1)	130
Accrued share-based payments	(7)	5	(25)	(8)
Share-based payments			20	28
Preferred share dividends declared	(20)	(14)	(50)	(35)
Adjusted cash flow from operating activities	250	209	694	598
Adjusted cash flow from operating activities per common share - basic (dollars)	0.64	0.60	1.80	1.75

Operating margin

Operating margin is a non-GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

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Pembina Pipeline Corporation

Reconciliation of operating margin to gross profit:

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2016	2015	2016	2015
Revenue	970	1,026	3,014	3,393
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	109	111	296	316
Cost of goods sold, including product purchases	543	652	1,764	2,293
Realized loss (gain) on commodity-related derivative financial instruments	1	(8)	(5)	(30)
Operating margin	317	271	959	814
Depreciation and amortization included in operations	72	67	200	176
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)	3	28	9
Gross profit	246	201	731	629

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

(unaudited)		As at September 30
($ millions, except where noted)	As at November 1, 2016	2016	2015
Shares outstanding	395	394	350
Market capitalization of common shares	16,253	15,745	11,229
Market capitalization of preferred shares	1,361	1,309	826
Market capitalization of convertible debentures	207	202	333
Senior debt	3,832	3,693	3,372
Cash and cash equivalents	(16)	(40)	(44)
Total enterprise value	21,637	20,909	15,716

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bpd	barrels per day	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mbbls	thousands of barrels	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	NGL	Natural gas liquids
mboe/d	thousands of barrels of oil equivalent per day	U.S.	United States
MMcf/d	millions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
bcf/d	billions of cubic feet per day	deep cut	Ethane-plus capacity extraction gas processing capabilities
km	kilometre	shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's securityholders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•  the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;

•    planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;

•    pipeline, processing, fractionation and storage facility and system operations and throughput levels;

•    Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;

•    the potential future benefits and impacts of acquisitions;

•    Pembina's estimated decommissioning obligations and deferred tax liability;

•    increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;

•    expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;

•    tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;

•    the adoption of new accounting standards; and

•    the impact of the current commodity price environment on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements and financial outlook based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•    oil and gas industry exploration and development activity levels and the geographic region of such activity;

•    the success of Pembina's operations;

•    prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;

•    the availability of capital to fund future capital requirements relating to existing assets and projects;

•  expectations regarding participation in Pembina's DRIP;

•    future operating costs including geotechnical and integrity costs;

•    oil and gas industry compensation levels;

•        in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;

•     in respect of providing value to shareholders: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;

•      interest and tax rates;

•      prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and

•      the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•      the regulatory environment and decisions and Aboriginal and landowner consultation requirements;

•      the impact of competitive entities and pricing;

•      labour and material shortages;

•      reliance on key relationships and agreements and the outcome of stakeholder engagement;

•      the strength and operations of the oil and natural gas production industry and related commodity prices;

•      non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;

•      actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;

•      fluctuations in operating results;

•      adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; and

•      the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2015. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purpose

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	September 30, 2016	December 31, 2015
Assets Current assets
Cash and cash equivalents	11	40	28
Trade receivables and other	11	397	492
Derivative financial instruments	11	13	14
Inventory		157	120
		607	654
Non-current assets
Property, plant and equipment	5	10,976	9,254
Intangible assets and goodwill		2,843	2,822
Investments in equity accounted investees		137	145
Deferred tax assets		32	28
Other assets	11	11	11
		13,999	12,260
Total Assets		14,606	12,914
Liabilities and Equity Current liabilities
Trade payables and accrued liabilities	11	650	545
Dividends payable	11	63	57
Loans and borrowings	6, 11	6	5
Derivative financial instruments	11	36	10
		755	617
Non-current liabilities
Loans and borrowings	6, 11	3,675	3,175
Convertible debentures	11	143	143
Derivative financial instruments	11	49	20
Employee benefits, share-based payments and other		43	36
Deferred revenue		84	84
Decommissioning provision	7	532	450
Deferred tax liabilities		1,068	965
		5,594	4,873
Total Liabilities		6,349	5,490
Equity
Common share capital	8	8,687	7,991
Preferred share capital	8	1,510	1,100
Deficit		(1,932)	(1,670)
Accumulated other comprehensive income		(8)	3
Total Equity		8,257	7,424
Total Liabilities and Equity		14,606	12,914

See accompanying notes to the condensed consolidated interim financial statements

31

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	Note	2016	2015	2016	2015
Revenue		970	1,026	3,014	3,393
Cost of sales		724	830	2,260	2,785
(Gain) loss on commodity-related derivative financial instruments			(5)	23	(21)
Gross profit		246	201	731	629

General and administrative		42	29	146	115
Other expense		2	17	5	14
		44	46	151	129
Results from operating activities		202	155	580	500
Net finance costs	9	34	10	115	49
Earnings before income tax and equity accounted investees		168	145	465	451
Share of loss of investment in equity accounted investees, net of tax			2	(1)	7
Current tax (recovery) expense		(5)	15	38	60
Deferred tax expense		53	15	93	108
Income tax expense		48	30	131	168

Earnings attributable to shareholders		120	113	335	276
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax		2	8	(11)	15
Total comprehensive income attributable to shareholders		122	121	324	291
Earnings per common share - basic and diluted (dollars)		0.25	0.29	0.73	0.70
Weighted average number of common shares (millions)
Basic		392	345	386	342
Diluted		393	345	386	343

See accompanying notes to the condensed consolidated interim financial statements

32

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Share Capital	Preferred Share Capital	Deficit	Accumulated Other Comprehensive Income	Total Equity
December 31, 2015		7,991	1,100	(1,670)	3	7,424
Total comprehensive income
Earnings				335		335
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax					(11)	(11)
Total comprehensive income				335	(11)	324
Transactions with shareholders of the Company
Common shares issued, net of issue costs	8	334				334
Preferred shares issued, net of issue costs	8		410			410
Dividend reinvestment plan	8	339				339
Debenture conversions	8	2				2
Share-based payment transactions	8	21				21
Dividends declared - common	8			(547)		(547)
Dividends declared - preferred	8			(50)		(50)
Total transactions with shareholders of the Company		696	410	(597)		509
September 30, 2016		8,687	1,510	(1,932)	(8)	8,257

December 31, 2014		6,876	880	(1,400)	(20)	6,336
Total comprehensive income
Earnings				276		276
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax					15	15
Total comprehensive income				276	15	291
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs			220			220
Dividend reinvestment plan		274				274
Debenture conversions		121				121
Share-based payment transactions		19				19
Dividends declared - common				(460)		(460)
Dividends declared - preferred				(35)		(35)
Total transactions with shareholders of the Company		414	220	(495)		139
September 30, 2015		7,290	1,100	(1,619)	(5)	6,766

See accompanying notes to the condensed consolidated interim financial statements

33

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions)	Note	2016	2015	2016	2015
Cash provided by (used in)
Operating activities
Earnings		120	113	335	276
Adjustments for
Depreciation and amortization		77	69	215	184
Unrealized (gain) loss on commodity-related derivative financial instruments		(1)	3	28	9
Net finance costs	9	34	10	115	49
Net interest paid		(22)	(21)	(65)	(54)
Income tax expense		48	30	131	168
Taxes received (paid)		1	(28)	1	(130)
Share-based compensation expense		11		36	21
Share-based compensation payment				(20)	(28)
Share of loss of investments in equity accounted investees, net of tax			2	(1)	7
Payments from equity accounted investees		3	1	9	4
Change in non-cash operating working capital		(26)	(18)	3	(27)
Other		2	26	4	37
Cash flow from operating activities		247	187	791	516
Financing activities
Bank borrowings and issuance of debt		3	205	324	615
Repayment of loans and borrowings		(299)	(1)	(328)	(924)
Issuance of common shares				345
Issuance of preferred shares				420	225
Issuance of medium term notes		500		500	1,200
Issue costs and financing fees		(3)	(1)	(31)	(17)
Exercise of stock options		5	3	10	7
Dividends paid (net of shares issued under the dividend reinvestment plan)		(94)	(76)	(253)	(217)
Cash flow from financing activities		112	130	987	889
Investing activities
Capital expenditures		(537)	(478)	(1,292)	(1,363)
Acquisition	4			(566)
Deposit for land		60
Changes in non-cash investing working capital and other		115	12	109	(11)
Interest paid during construction		(14)	(14)	(52)	(45)
Recovery of assets or proceeds from sale		37	4	37	30
Contributions to equity accounted investees			(1)	(2)	(25)
Cash flow used in investing activities		(339)	(477)	(1,766)	(1,414)
Change in cash and cash equivalents		20	(160)	12	(9)
Cash and cash equivalents, beginning of period		20	204	28	53
Cash and cash equivalents, end of period		40	44	40	44

See accompanying notes to the condensed consolidated interim financial statements

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Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the three and nine months ended September 30, 2016. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2015. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 3, 2016.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2015 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

There were no new standards or amendments issued by the International Accounting Standards Board ("IASB") that were adopted as of January 1, 2016.

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2015 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4. ACQUISITION

On April 20, 2016, the acquisition date, Pembina acquired certain sour natural gas processing assets with 250 million cubic feet per day ("MMcf/d") of processing capacity for cash consideration of $566 million (the "Acquisition"). The acquired assets include the recently constructed Kakwa River sweet and sour natural gas processing complex and associated infrastructure including gas gathering pipelines (99 percent working interest), sales gas pipeline and future disposal wells; and preliminary engineering studies, licenses and surface rights for the future construction of a sweet and sour natural gas processing facility (the "Kakwa River Facility"). The Kakwa River Facility is underpinned by a 20-year, take-or-pay agreement. The purchase price was funded by net proceeds from Pembina’s concurrently announced 10.1 million bought deal common share offering (refer to Note 8) and existing capacity under Pembina’s revolving credit facility.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

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Pembina Pipeline Corporation

($ millions)
Prepaid expenses	1
Property, plant and equipment	522
Intangible assets	49
Decommissioning provision	(1)
Deferred tax liabilities	(5)
566

The fair value of property, plant and equipment was determined using the depreciated replacement cost method and the fair value of the definite-life intangible assets was determined using the income and multi-period excess earnings method. Property, plant and equipment have been measured on a provisional basis. During the third quarter of 2016, Pembina determined the acquisition date value of deferred tax liabilities associated with the acquired intangible assets and property, plant and equipment. These values have been reflected in the table above. If additional new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be further revised.

The Company has recognized $1 million in acquisition-related expenses. These expenses are included in Other expense in the Financial Statements. All acquisition-related expenses have been expensed as incurred.

Revenue generated by the acquired business for the period from the acquisition date of April 20, 2016 to September 30, 2016 was $30 million. Gross profit for the same period was $15 million. If the acquisition had occurred on January 1, 2016, management estimates that consolidated revenue would have increased an additional $20 million, and consolidated gross profit for the year would have increased an additional $9 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2016. In addition, no corporate allocations of general and administrative expenses have been considered as these are assumed to be insignificant.

5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2015	149	3,882	4,076	900	1,721	10,728
Additions and transfers	59	159	975	131	12	1,336
Acquisition (Note 4)		100	391	20	11	522
Change in decommissioning provision		73	11			84
Disposals and other		(2)	(41)	1	(9)	(51)
Balance at September 30, 2016	208	4,212	5,412	1,052	1,735	12,619

Depreciation
Balance at December 31, 2015	6	928	420	120		1,474
Depreciation	1	37	109	32		179
Disposals and other		(2)	(4)	(4)		(10)
Balance at September 30, 2016	7	963	525	148		1,643

Carrying amounts
Balance at December 31, 2015	143	2,954	3,656	780	1,721	9,254
Balance at September 30, 2016	201	3,249	4,887	904	1,735	10,976

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Pembina Pipeline Corporation

Commitments

At September 30, 2016, the Company had contractual construction commitments for property, plant and equipment of $2,714 million (December 31, 2015: $1,878 million), excluding significant projects awaiting regulatory approval.

6. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

				Carrying value
($ millions, CAD)	Available at September 30, 2016	Nominal interest rate	Year of maturity	September 30, 2016	December 31, 2015
Operating facility(1)	30	prime + 0.45 or BA(2) / LIBOR + 1.45	2017(3)
Revolving unsecured credit facility(1)	2,500	prime + 0.45 or BA(2) / LIBOR + 1.45	2020	26	25
Senior unsecured notes - series C	200	5.58	2021	198	198
Senior unsecured notes - series D	267	5.91	2019	267	266
Senior unsecured medium-term notes series 1	250	4.89	2021	249	249
Senior unsecured medium-term notes series 2	450	3.77	2022	449	448
Senior unsecured medium-term notes series 3	450	4.75	2043	446	446
Senior unsecured medium-term notes series 4	600	4.81	2044	596	596
Senior unsecured medium-term notes series 5	450	3.54	2025	448	448
Senior unsecured medium-term notes series 6	500	4.24	2027	497	497
Senior unsecured medium-term notes series 7	500	3.71	2026	497
Finance lease liabilities and other				8	7
Total interest bearing liabilities	6,197			3,681	3,180
Less current portion				(6)	(5)
Total non-current				3,675	3,175
(1)	The nominal interest rate is based on the Company's credit rating at September 30, 2016.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

On August 11, 2016 Pembina closed an offering of $500 million of senior unsecured series 7 medium-term notes (the "Series 7 Notes"). The Series 7 Notes have a fixed coupon of 3.71 percent per annum, paid semi-annually, and mature on August 11, 2026.

All facilities are governed by specific debt covenants which Pembina was in compliance with at September 30, 2016 (December 31, 2015: in compliance).

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Pembina Pipeline Corporation

7. DECOMMISSIONING PROVISION

($ millions)
Balance at December 31, 2015	462
Unwinding of discount rate	8
Change in rates	(8)
Additions	44
Change in estimates and other	44
Total	550
Less current portion (included in accrued liabilities)	18
Balance at September 30, 2016	532

The Company applied a 1.8 percent inflation rate per annum (December 31, 2015: 2.0 percent) and a risk-free rate of 2.0 percent (December 31, 2015: 2.2 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. No re-measurements were credited to depreciation expense for the three and nine months ending September 30, 2016 (December 31, 2015: $1 million).

8. SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2015	373	7,991
Issued, net of issue costs	10	334
Dividend reinvestment plan	10	339
Debenture conversions		2
Share-based payment transactions	1	21
Balance at September 30, 2016	394	8,687

On March 29, 2016, Pembina closed a bought deal offering of 10.1 million common shares at a price of $34.00 per share for aggregate gross proceeds of approximately $345 million. Pembina used the net proceeds, together with funds available under its existing credit facilities to finance the Acquisition which closed on April 20, 2016 (see note 4).

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2015	45	1,100
Class A, Series 11 Preferred shares issued, net of issue costs	7	166
Class A, Series 13 Preferred shares issued, net of issue costs	10	244
Balance at September 30, 2016	62	1,510

On January 15, 2016, Pembina issued 6.8 million cumulative redeemable minimum rate reset class A Series 11 Preferred Shares for aggregate gross proceeds of $170 million. The holders of Series 11 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on March 1, 2021 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 5.00 percent, provided that, in any event, such rate shall not be less than 5.75 percent. The Series 11 Preferred Shares are redeemable by the Company at its option on March 1, 2021 and every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends.

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Pembina Pipeline Corporation

Holders of the Series 11 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred Shares, Series 12 ("Series 12 Preferred Shares"), subject to certain conditions, on March 1, 2021 and every fifth year thereafter. Holders of Series 12 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day government of Canada bond yield plus 5.00 percent, if, as and when declared by the Board of Directors.

On April 27, 2016, Pembina issued 10 million cumulative redeemable minimum rate reset class A Series 13 Preferred Shares for aggregate gross proceeds of $250 million. The holders of Series 13 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on June 1, 2021 and every fifth year thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 4.96 percent, provided that, in any event, such rate shall not be less than 5.75 percent. The Series 13 Preferred Shares are redeemable by the Company at its option on June 1, 2021 every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends.

Holders of the Series 13 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred Shares, Series 14 ("Series 14 Preferred Shares"), subject to certain conditions, on June 1, 2021 and every fifth year thereafter. Holders of Series 14 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day government of Canada bond yield plus 4.96 percent, if, as and when declared by the Board of Directors.

Dividends

The following dividends were declared by the Company:

Nine Months Ended September 30 ($ millions)	2016	2015
Common shares
Common shares $1.41750 per qualifying share (2015: $1.34250)	547	460
Preferred shares
$0.79688 per qualifying Series 1 preferred share (2015: $0.79688)	8	8
$0.88125 per qualifying Series 3 preferred share (2015: $0.88125)	5	5
$0.93750 per qualifying Series 5 preferred share (2015: $0.93750)	9	9
$0.84375 per qualifying Series 7 preferred share (2015: $0.84375)	9	9
$0.89063 per qualifying Series 9 preferred share (2015: $0.46850)	8	4
$0.89995 per qualifying Series 11 preferred share (2015: nil)	6
$0.50020 per qualifying Series 13 preferred share (2015: nil)	5
	50	35

On March 17, 2016, in connection with the Acquisition (see Note 4), Pembina announced an increase in the monthly dividend by 4.9 percent from $0.1525 per common share per month (or $1.83 annually) to $0.16 per common share per month (or $1.92 annually), effective for the dividend paid on May 13, 2016.

On October 7, 2016, Pembina announced that the Board of Directors declared a dividend of $0.16 per qualifying common share ($1.92 annually) in the total amount of $63 million, payable on November 15, 2016 to shareholders of record on October 25, 2016. On the same date, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share, $0.28125 per qualifying Series 7 preferred share, $0.296875 per qualifying Series 9 preferred share, $0.359375 per qualifying Series 11 preferred share and $0.359375 per qualifying Series 13 preferred share in the total amount of $19 million payable on December 1, 2016 to shareholders of record on November 1, 2016.

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Pembina Pipeline Corporation

9. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2016	2015	2016	2015
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	26	22	66	52
Convertible debentures	3	17	8	31
Unwinding of discount rate	3	2	8	7
(Gain) loss in fair value of non-commodity-related derivative financial instruments			(3)	1
Loss (gain) on revaluation of conversion feature of convertible debentures	3	(30)	32	(40)
Foreign exchange (gains) losses and other	(1)	(1)	4	(2)
Net finance costs	34	10	115	49

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Pembina Pipeline Corporation

10. OPERATING SEGMENTS

3 Months Ended September 30, 2016 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	183	49			(29)	203
Terminalling, storage and hub services				693		693
Gas services			75		(1)	74
Total revenue(5)	183	49	75	693	(30)	970
Operating expenses	61	13	20	16	(1)	109
Cost of goods sold, including product purchases			3	571	(31)	543
Realized loss on commodity-related derivative financial instruments	1					1
Operating margin	121	36	52	106	2	317
Depreciation and amortization included in operations	26	4	15	27		72
Unrealized gain on commodity-related derivative financial instruments				(1)		(1)
Gross profit	95	32	37	80	2	246
Depreciation included in general and administrative					5	5
Other general and administrative	2	2	2	7	24	37
Other (income) expense	(3)	1		4		2
Reportable segment results from operating activities	96	29	35	69	(27)	202
Net finance costs	1		1	1	31	34
Reportable segment earnings (loss) before tax and equity accounted investees	95	29	34	68	(58)	168
Capital expenditures	286	40	37	171	3	537
Acquisition
(1)	Ten percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $3 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $24 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(5)	In 2016, one customer accounted for 10 percent or more of total revenue.
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Pembina Pipeline Corporation

3 Months Ended September 30, 2015 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	159	52			(30)	181
Terminalling, storage and hub services				791		791
Gas services			54			54
Total revenue	159	52	54	791	(30)	1,026
Operating expenses	66	19	15	13	(2)	111
Cost of goods sold, including product purchases				682	(30)	652
Realized loss (gain) on commodity-related derivative financial instruments	1			(9)		(8)
Operating margin	92	33	39	105	2	271
Depreciation and amortization included in operations	24	4	9	30		67
Unrealized loss on commodity-related derivative financial instruments	2			1		3
Gross profit	66	29	30	74	2	201
Depreciation included in general and administrative					2	2
Other general and administrative	2		2	3	20	27
Other expense	6			11		17
Reportable segment results from operating activities	58	29	28	60	(20)	155
Net finance costs	1	1			8	10
Reportable segment earnings (loss) before tax and equity accounted investees	57	28	28	60	(28)	145
Share of loss of investment in equity accounted investees, net of tax				2		2
Capital expenditures	251	5	73	137	12	478
(1)	Ten percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $2 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $17 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.

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Pembina Pipeline Corporation

9 Months Ended September 30, 2016 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	535	148			(91)	592
Terminalling, storage and hub services				2,229		2,229
Gas services			197		(4)	193
Total revenue(5)	535	148	197	2,229	(95)	3,014
Operating expenses	156	45	54	48	(7)	296
Cost of goods sold, including product purchases			8	1,851	(95)	1,764
Realized loss (gain) on commodity-related derivative financial instruments	3			(8)		(5)
Operating margin	376	103	135	338	7	959
Depreciation and amortization included in operations	76	13	37	74		200
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			29		28
Gross profit	301	90	98	235	7	731
Depreciation included in general and administrative					15	15
Other general and administrative	7	4	6	18	96	131
Other (income) expense	(3)		1	7		5
Reportable segment results from operating activities	297	86	91	210	(104)	580
Net finance costs	4	1	2	7	101	115
Reportable segment earnings (loss) before tax and equity accounted investees	293	85	89	203	(205)	465
Share of profit of investment in equity accounted investees, net of tax				(1)		(1)
Capital expenditures	663	119	108	392	10	1,292
Acquisition			566			566
(1)	Ten percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $8 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $85 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(5)	In 2016, one customer accounted for 10 percent of total revenue.
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Pembina Pipeline Corporation

9 Months Ended September 30, 2015 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	465	157			(76)	546
Terminalling, storage and hub services				2,690		2,690
Gas services			157			157
Total revenue	465	157	157	2,690	(76)	3,393
Operating expenses	172	54	46	48	(4)	316
Cost of goods sold, including product purchases				2,369	(76)	2,293
Realized loss (gain) on commodity-related derivative financial instruments	1			(31)		(30)
Operating margin	292	103	111	304	4	814
Depreciation and amortization included in operations	62	13	24	76	1	176
Unrealized loss on commodity-related derivative financial instruments				9		9
Gross profit	230	90	87	219	3	629
Depreciation included in general and administrative					8	8
Other general and administrative	6	4	5	16	76	107
Other expense (income)	7	(3)		10		14
Reportable segment results from operating activities	217	89	82	193	(81)	500
Net finance costs	2	1	1	(2)	47	49
Reportable segment earnings (loss) before tax and equity accounted investees	215	88	81	195	(128)	451
Share of loss of investment in equity accounted investees, net of tax				7		7
Capital expenditures	705	12	209	397	40	1,363

(1)	Nine percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $7 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $89 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
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Pembina Pipeline Corporation

11. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The basis for determining fair value is disclosed in Note 3.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statements of Financial Position, are as follows:

	September 30, 2016		December 31, 2015
($ millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets carried at fair value
Derivative financial instruments	13	13	14	14
Financial assets carried at amortized cost
Cash and cash equivalents	40	40	28	28
Trade receivables and other	397	397	492	492
Other assets	11	11	11	11
	448	448	531	531
Financial liabilities carried at fair value
Derivative financial instruments(2)	85	85	30	30
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	650	650	545	545
Dividends payable	63	63	57	57
Loans and borrowings(2)	3,681	3,928	3,180	3,261
Convertible debentures(1)	143	202	143	167
	4,537	4,843	3,925	4,030
(1)	Carrying value excludes conversion feature of convertible debentures.
(2)	Carrying value of current and non-current balances.
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Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 - 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:          (403) 231-3156

Fax:               (403) 237-0254

Toll Free:     1-855-880-7404

Email:           investor-relations@pembina.com

Website:      www.pembina.com

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